[Letterhead of Innovative Designs, Inc.]

April 30, 2007

U. S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:        Innovative Designs, Inc
Commission File Number 000-51791
Amended Forms 10-KSB/A and 10-QSB/A

Dear Madam or Sir:

On behalf of Innovative Designs, Inc. (the “Company”), I enclose for filing an amended annual report on Form 10-KSB for the fiscal year ended December 31, 2006, (the “Amended 10-KSB/A”) and an amended quarterly report on Form 10-QSB for the quarter ended March 31, 2007, (the Amended Form 10-QSB/A”) (collectively the “Amended Reports”).

The Amended Reports are being filed in response to comments contained in a letter from the staff dated April 11, 2007, (the “Comment Letter”). For the connivance of the staff, I have inserted below the staff comments by number and our response follows each comment. Unless otherwise indicated, all of the comments have been complied with.

Comment 1: Form 1B. Unresolved Staff Comments, page 23. Please remove this section since you are not required to include it in Form 10-KSB.

Response: The comment has been complied with by deleting the referenced Item on page 23 of the Amended 10-KSB/A.

Comment 2: Management’s Discussion and Analysis or Plan of Operation, page 27. Please revise to include a discussion of your bankruptcy proceeding and the impact on both your short-term and long-term liquidity.

Response: The comment has been complied with by including on page 28 of the Amended 10-KSB/A, a discussion of the effect the bankruptcy proceeding is having on the Company’s liquidity both long-term and short-term.

Comment 3: Statements of Operations, page 42. Your separate presentation of non-cash stock compensation apart from cash compensation is appropriate. Please revise your financial statements to reclassify expenses related to share-based payment arrangements in the same line or lines as cash compensation paid to the same employees. This comment also applies to your statement of operations included in your Form 10-QSB filed on March 23, 2007. Refer to SAB Topic 14:F.

U. S. Securities and Exchange Commission
April 30, 2007
Page Two

Response: The comment has been complied with by reclassifying expenses related to share-based payment arrangements in the same line as cash compensation paid to the same employees. This change was also reflected in our Form 10-QSB/A.

Comment 4: We note your presentation of a gain on forgiveness of debt and loss due to an arbitration award as extraordinary items. These items do not appear to meet the criteria to be presented as extraordinary items as contemplated by paragraphs 19 through 24 of APB Opinion No. 30. Please revise your financial statements to reclassify the loss due to the arbitration award within “loss from operations” and to reclassify the gain on debt forgiveness within “other income and (expense).”

Response: The comment has been complied with by reclassifying the loss due to the arbitration award within “loss from operations” and by reclassifying the gain on debt forgiveness/within “other income and (expense).”

Comment 5: Stock-based Compensation, page 47. Please revise to include all of the disclosures required by paragraphs 45 through 48 of SFAS 123.

Response: The comment has been complied with by adding the disclosures required by paragraphs 45 through 48 of SFAS 123. These disclosures are included in Note 7 to the financial statement in Form 10-KSB/A.

Comment 6: Exclusive Licensing and Manufacturing Agreement, page 55. We note your disclosure of the circumstances surrounding the cancellation of the licensing agreement, forgiveness of the outstanding related-party note payable, the return of 1,909,098 shares of common stock previously issued to satisfy $763,639 of the original note payable amount and the related recognition of a “gain on forgiveness of debt” and “reversal of interest on related-party debt” during the fiscal year ended October 31, 2006. Please provide us with the following additional details regarding these transactions:

•
Provide us a detailed reconciliation of the amount of the related-party note payable extinguished upon the determination that the licensing agreement with RMF Global was deemed null and void. Please provide us a detailed rollforward which includes the calculation of the original amount of the related-party note balance of $618,744, the amount of imputed interest for each period following the issuance of the note since November 2002, any cash payments, the amount of the note converted to equity which was subsequently reversed and the remaining amount of the note payable at April 1, 2006. Please include in your explanation all related journal entries at each balance sheet date since the issuance of the note up to April 1, 2006; and

•
Your disclosure also indicates that a payment of $50,000 was made to RMF Global upon the execution of the original license agreement in November 2002. Tell us why a related-party note receivable was not recorded for this amount upon the rescission of the license agreement.

U. S. Securities and Exchange Commission
April 30, 2007
Page Three

Response: I advise the staff as supplemental information that during 2006, RMF Global declared bankruptcy and ceased operations. At the time RMF Global declared bankruptcy, it had no substantial assets to be used for payments to its creditors. In light of this, the Company did not record a related-party note receivable because they believed the collectability of this receivable to be remote. If a related party note receivable were recorded, a corresponding allowance for doubtful accounts expense would have also been recorded.

We have also enclosed the requested financial information and related journal entries regarding the exclusive licensing and manufacturing agreement.

Comment 7: Exhibits 31.1 and 31.2. Please amend to include the certifications required by Rule 13a-14(a) or Rule 15d-14(a) so that they are worded exactly as set forth in Item 601(b)(31) of Regulation S-B.

Response: The certifications have been revised in the Amended Reports to comply with the comment.

Comment 8: Form 10-QSB filed for the Quarterly Period Ended January 31, 2007. We note that you have not included disclosure of your adoption of SFAS 123(R) in the notes to your financial statements for the quarter ended January 31, 2007. Please revise your financial statements accordingly and provide the disclosures required by paragraph 84 of SFAS 123(R).

Response: The comment has been complied with by adding a new Note 2 to the Notes to Financial Statements on page 5 of the Amended 10-QSB/A which Note discusses our adoption of SFAS 123(R).

In connection with responding to the Comment Letter I hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U. S. Securities and Exchange Commission
April 30, 2007
Page Four

I hope that the responses are in compliance with the Comment Letter. If you have any questions regarding the above, please contact me.

Very Truly Yours,

/s/ Joseph Riccelli
Joseph Riccelli, Chief Executive Officer

Enclosures

Innovative Designs, Inc.
License Agreement
Journal Entry Activities

	Debit	Credit
Journal Entry Activity for Year Ended October 31, 2003

1
License Agreement	618,744
Note Payable - Related Party		568,744
Accounts Payable - Related Party		50,000

To record the purchase of license agreement from RMF Global during November 2002.

2
Accounts Payable - Related Party	50,000
Cash		50,000

To record payment of related party payable from license agreeement purchase.

3
Interest Expense	43,686
Note Payable - Related Party		43,686

To record first quarter interest expense for the quarter ended January 31, 2003

4
Interest Expense	47,044
Note Payable - Related Party		47,044

To record second quarter interest expense for the quarter ended April 30, 2003

5
Interest Expense	50,662
Note Payable - Related Party		50,662

To record third quarter interest expense for the quarter ended July 31, 2003

6
Interest Expense	54,102
Note Payable - Related Party		54,102

To record fourth quarter interest expense for the quarter ended October 31, 2003

Journal Entry Activity for Year Ended October 31, 2004

1
Interest Expense	54,546
Note Payable - Related Party		54,546

To record first quarter interest expense for the quarter ended January 31, 2003

2
Interest Expense	54,546
Note Payable - Related Party		54,546

To record second quarter interest expense for the quarter ended April 30, 2003

3
Interest Expense	54,546
Note Payable - Related Party		54,546

To record third quarter interest expense for the quarter ended July 31, 2003

4
Interest Expense	36,364
Note Payable - Related Party		36,364

To record fourth quarter interest expense for the quarter ended October 31, 2003

Journal Entry Activity for Year Ended October 31, 2005

1
Note Payable - Related Party	763,639
Additional Paid In Capital		763,639

To record the conversion of note payable - related party to equity.

Journal Entry Activity for Year Ended October 31, 2006

1
Additional Paid In Capital	200,000
Additional Paid In Capital	763,639
Note Payable - Related Party		200,000
Note Payable - Related Party		763,639

To reverse the Note Payable- Related Party from RMF Global for the purchase of the license agreeement.

2
Note Payable - Related Party	568,144
Gain on Forgiveness of Debt		568,144

To record gain from forgiveness of debt.

	Beginning	Interest		Ending	Related Party
	Balance	Expense	Principal	Balance	Payable	Other	Total

Beginning Balance November 2002	0	0.00	568,145.00	568,145.00	50,000.00	599.00	618,744.00
Accrued Interest - November 2002	568,145.00	14,204.00		582,349.00			582,349.00
Accrued Interest - December 2002	582,349.00	14,559.00		596,908.00			596,908.00
Accrued Interest - January 2003	596,908.00	14,923.00		611,831.00			611,831.00
Accrued Interest - February	611,831.00	15,296.00		627,127.00			627,127.00
Accrued Interest - March 2003	627,127.00	15,678.00		642,805.00			642,805.00
Accrued Interest - April 2003	642,805.00	16,070.00		658,875.00			658,875.00
Accrued Interest - May 2003	658,875.00	16,472.00		675,347.00			675,347.00
Accrued Interest - June 2003	675,347.00	16,884.00		692,231.00		573.00	692,804.00	F
Accrued Interest - July 2003	692,231.00	17,306.00		709,537.00			709,537.00
Accrued Interest - August 2003	709,537.00	17,738.00		727,275.00			727,275.00
Accrued Interest - September 2003	727,275.00	18,182.00		745,457.00			745,457.00	G
Accrued Interest - October 2003	745,457.00	18,182.00		763,639.00			763,639.00

F - Agreed to 7/31/03 10QSB
G - Agreed to 10/31/03 10QSB

	Beginning	Interest		Ending	Conversion
	Balance	Expense	Principal	Balance	from debt to equity and reversal	Other/misc.	Total

Beginning Balance November 2002	0	0.00	568,145.00	568,145.00		599.00	568,744.00
Accrued Interest - November 2002	568,145.00	14,204.00		582,349.00			582,349.00
Accrued Interest - December 2002	582,349.00	14,559.00		596,908.00			596,908.00
Accrued Interest - January 2003	596,908.00	14,923.00		611,831.00			611,831.00
Accrued Interest - February 2003	611,831.00	15,296.00		627,127.00			627,127.00
Accrued Interest - March 2003	627,127.00	15,678.00		642,805.00			642,805.00
Accrued Interest - April 2003	642,805.00	16,070.00		658,875.00			658,875.00
Accrued Interest - May 2003	658,875.00	16,472.00		675,347.00			675,347.00
Accrued Interest - June 2003	675,347.00	16,884.00		692,231.00		573.00	692,804.00	F
Accrued Interest - July 2003	692,231.00	17,306.00		709,537.00			709,537.00
Accrued Interest - August 2003	709,537.00	17,738.00		727,275.00			727,275.00
Accrued Interest - September 2003	727,275.00	18,182.00		745,457.00			745,457.00	G
Accrued Interest - October 2003	745,457.00	18,182.00		763,639.00			763,639.00
Accrued Interest - November 2003	763,639.00	18,182.00		781,821.00			781,821.00
Accrued Interest - December 2003	781,821.00	18,182.00		800,003.00			800,003.00
Accrued Interest - January 2004	800,003.00	18,182.00		818,185.00			818,185.00
Accrued Interest - February 2004	818,185.00	18,182.00		836,367.00			836,367.00
Accrued Interest - March 2004	836,367.00	18,182.00		854,549.00			854,549.00
Accrued Interest - April 2004	854,549.00	18,182.00		872,731.00			872,731.00
Accrued Interest - May 2004	872,731.00	18,182.00		890,913.00			890,913.00
Accrued Interest - June 2004	890,913.00	18,182.00		909,095.00			909,095.00
Accrued Interest - July 2004	909,095.00	18,182.00		927,277.00			927,277.00
Accrued Interest - August 2004	927,277.00	18,182.00		945,459.00			945,459.00
Accrued Interest - September 2004	945,459.00	18,182.00		963,641.00			963,641.00	H
January 31, 2005 - conversion debt to equity - all recorded in APIC					(763,639.00)		200,002.00	J
October 31, 2005 reversal of principal and interest					763,639.00		963,641.00
					0.00		963,641.00
gain on forgiveness of debt - 10KSB - 10/31/06					(568,145.00)	I	395,496.00
reversal of interest - per income statement 10KSB - 10/31/06					(395,495.00)	I	1.00	I

F - Agreed to 7/31/03 10KSB G - Agreed to 10/31/03 10KSB H - Agreed to 10/31/04 10KSB I - Agreed to 10/31/06 10KSB J - Amount reported was $200,000, difference due to rounding of $2.